Mail Stop 4561
Via fax – (972) 3-978-1010

January 27, 2009

Yanki Margalit
Chief Executive Officer
Aladdin Knowledge Systems, Ltd.
35 Efal Street
Kiryat Arye
Petach Tikva, Israel 49511

      Re: **Aladdin Knowledge Systems, Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2007
              Filed on March 27, 2008
              Form 6-Ks Filed on January 24, 2008, April 21, 2008, July 21, 2008
              and October 16, 2008
              File no. 0-22456

Dear Mr. Margalit:

      We have reviewed your response letter dated January 2, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 11, 2008.

Form 6-Ks Filed January 24, 2008, April 21, 2008, July 21, 2008 and October 16, 2008

1.   We note your response to our prior comment 3 and your proposed revised reconciliation format to which the Staff does not take exception. We further note, however, that the Company's non-GAAP net income includes an adjustment to add back deferred revenues that were written down as a result of a purchase business combination while also deducting expenses incurred from the

acquisition. This appears to result in a non-GAAP net income figure that includes revenue adjustments aimed at comparing future post acquisition periods and expense adjustments aimed at comparing post-acquisition periods to pre-acquisition periods. Please explain, in detail, how the Company uses this non-GAAP information in conducting and evaluating your business and why the Company believes this information is useful to investors. In addition, please provide the material limitations associated with using such non-GAAP financial measures, particularly considering the nature of your adjustments. Please provide supplemental disclosures that you intend to include in your future Forms 6-K to address these issues pursuant to Item 100(b) of Regulation G.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481, Melissa Feider at (202) 551-3379, or me at (202) 551-3730 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief